UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): August 7, 2025

HOMESTREET, INC.
(Exact name of registrant as specified in its charter)

Washington	001-35424	91-0186600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
601 Union Street, Ste. 2000, Seattle, WA 98101
(Address of principal executive offices) (Zip Code)
(206) 623-3050
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	HMST	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Act or Rule 12b-2 of the Exchange Act.

☐	Emerging growth Company

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 12(a) of the Exchange Act.

Item 8.01	Other Events

As previously reported, on March 28, 2025, HomeStreet, Inc. (“HomeStreet” or the "Company"), HomeStreet Bank, a Washington state-chartered commercial bank and wholly owned subsidiary of HomeStreet (“HomeStreet Bank”), and Mechanics Bank, a California banking corporation (“Mechanics”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”) providing for an all-stock business combination between HomeStreet and Mechanics. On the terms and subject to the conditions set forth in the merger agreement, HomeStreet Bank will merge with and into Mechanics (the “Merger”), with Mechanics surviving the merger and becoming a wholly owned subsidiary of HomeStreet.

In connection with the proposed transaction between HomeStreet and Mechanics, HomeStreet filed a registration statement on Form S-4 on July 3, 2025, as amended on July 15, 2025 (the “Registration Statement”), which contained a preliminary prospectus with respect to the HomeStreet shares to be issued in the proposed transaction and a preliminary proxy statement for the HomeStreet shareholder meeting. The U.S. Securities and Exchange Commission (the “SEC”) declared the Registration Statement effective on July 16, 2025. On July 16, 2025, HomeStreet and Mechanics Bank filed the definitive proxy statement/prospectus/consent solicitation statement with the SEC (the “Proxy Statement/Prospectus/Consent Solicitation Statement ”), which was mailed to HomeStreet shareholders on or about July 16, 2025.

Litigation Related to the Merger

In connection with the Merger Agreement, the Registration Statement and the Proxy Statement/Prospectus/Consent Solicitation Statement, complaints have been filed in state courts, and HomeStreet has received letters from purported HomeStreet shareholders. Each of the letters or complaints allege, among other things, various insufficiencies regarding the disclosures made in the Registration Statement or Proxy Statement/Prospectus/Consent Solicitation Statement.

HomeStreet believes that the shareholder letters and complaints are without merit and that the disclosures set forth in the Registration Statement and Proxy Statement/Prospectus/Consent Solicitation Statement comply fully with applicable law. However, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the proposed transaction, HomeStreet has determined to voluntarily supplement the Registration Statement and Proxy Statement/Prospectus/Consent Solicitation Statement with the supplemental disclosures set forth below. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Registration Statement or Proxy Statement/Prospectus/Consent Solicitation Statement. To the contrary, HomeStreet specifically denies all allegations that any additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be delivered in connection with the proposed transaction or the timing of the HomeStreet shareholder meeting to be held via webcast at www.virtualshareholdermeeting.com/HMST2025SM on August 21, 2025 at 10:00 AM Pacific Time.

The HomeStreet board of directors continues to unanimously recommend that you vote “FOR” the proposals to be voted on at the HomeStreet shareholder meeting described in the Proxy Statement/Prospectus/Consent Solicitation Statement.

Supplemental Disclosures to the Proxy Statement/Prospectus/Consent Solicitation Statement in Connection with the Shareholder Letters and Complaints
The supplemental disclosures should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus/Consent Solicitation Statement, which in turn should be read in its entirety. All page references are to the Proxy Statement/Prospectus/Consent Solicitation Statement and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus/Consent Solicitation Statement. Where a disclosure has been amended and restated in part, bold and underlined text indicates language that has been inserted, and bold and strikethrough text indicates language that has been deleted. To the extent that the information in this Form 8-K differs from or updates information contained in the Registration Statement or Proxy Statement/Prospectus/Consent Solicitation Statement, the information in this Form 8-K shall supersede or supplement the information in the Registration Statement and Proxy Statement/Prospectus/Consent Solicitation Statement.

1.The disclosure under “Opinion of HomeStreet’s Financial Advisor” on page 149 of the Proxy Statement/Prospectus/Consent Solicitation Statement is hereby supplemented by making the following changes to the first full paragraph:

Mechanics Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Mechanics to estimate a range for the implied aggregate equity value of Mechanics. In this analysis, KBW applied management estimates for Mechanics and assumed long-term growth rates for Mechanics provided by Mechanics management, and KBW assumed discount rates ranging from 13.0% to 15.0% based on the cost of capital for comparable companies and the professional judgment of KBW. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Mechanics had and could generate over the period from December 31, ~~2025~~2024 through December 31, ~~2029~~2028 as a standalone company and (ii) the present value of Mechanics’ implied terminal value ~~at the end of such period~~of $3.7 billion as of December 31, 2028. The analysis utilized the assumptions provided by HomeStreet management that Mechanics would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Mechanics, KBW applied a range of 12.0x to 16.0x Mechanics’ estimated 2029 earnings based on comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in a range of implied aggregate equity value of Mechanics of $2,606 million to $3,414 million.

2. The disclosure under “Opinion of HomeStreet’s Financial Advisor” on page 149 of the Proxy         Statement/Prospectus/Consent Solicitation Statement is hereby supplemented by making the following changes to the third full paragraph:

HomeStreet Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of HomeStreet to estimate a range for the implied equity value of HomeStreet. In this analysis, KBW utilized financial forecasts and projections relating to the assets and earnings of HomeStreet provided by HomeStreet management, and KBW assumed discount rates ranging from 14.0% to 16.0% based on the cost of capital for comparable companies and the professional judgment of KBW. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that HomeStreet had and could generate over the period from December 31, ~~2025~~2024 through December 31, ~~2029~~2028 as a standalone company and (ii) the present value of HomeStreet’s implied terminal value ~~at the end of such period~~of $392.0 million as of December 31, 2028. The analysis utilized the assumptions provided by HomeStreet management that HomeStreet would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of HomeStreet, KBW applied a range of 8.0x to 12.0x HomeStreet’s estimated 2029 earnings based on comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in a range of implied values per share of HomeStreet common stock of $3.59 to $9.22.

3. The disclosure under “Opinion of HomeStreet’s Financial Advisor” on page 149 of the Proxy Statement/Prospectus/Consent Solicitation Statement is hereby supplemented by making the following changes to the fifth full paragraph:

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Mechanics provided by Mechanics management, financial forecasts and projections relating to the earnings and assets of

HomeStreet provided by HomeStreet management, and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Mechanics management, and KBW assumed discount rates ranging from 13.0% to 15.0% based on the capital asset pricing model and the professional judgment of KBW. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company had and could generate over the period from September 30, 2025 through December 31, ~~2030~~2029 and (ii) the present value of the pro forma combined company’s implied terminal value ~~at the end of such period~~of $5.3 billion as of December 31, 2029, in each case applying the pro forma assumptions. This analysis utilized the assumptions provided by HomeStreet management that the pro forma combined company would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 12.0x to 16.0x the pro forma combined company’s estimated 2030 earnings based on similar multiples for comparable companies and the professional judgment of KBW. This dividend discount model analysis resulted in an illustrative range of implied values for each share of the combined company that existing HomeStreet shareholders would have as a result of the merger of $15.07 to $19.91.

4. The disclosure under “Opinion of HomeStreet’s Financial Advisor” on page 150 of the Proxy Statement/Prospectus/Consent Solicitation Statement is hereby supplemented adding the following to the end of the third full paragraph:

In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to the Ford Entities. KBW may in the future provide investment banking and/or financial advisory services to the Ford Entities.

5. The disclosure under “Certain Unaudited Prospective Financial Information” on page 152 of the Proxy Statement/Prospectus/Consent Solicitation Statement is hereby supplemented adding the following after the third full paragraph:

Certain closing balance sheet estimates for Mechanics and HomeStreet

The following table presents certain closing balance sheet estimates assumed as of September 30, 2025, for Mechanics and HomeStreet taken from Mechanics and HomeStreet management estimates, respectively, that were used by KBW at the direction of HomeStreet management in the financial analyses performed by KBW in connection with KBW’s opinion, as described in the section entitled “The Merger—Opinion of HomeStreet’s Financial Advisor.”

Balance Sheet as of 9/30/2025 ($ in millions)	Mechanics	HomeStreet
Assets	$16,800.0	$7,679.0
Gross Loans	$9,826.9	$5,909.9
Deposits	$14,105.9	$6,062.0
Tangible Common Equity	$1,573.0	$397.0

6. The disclosure under “Governance of the Combined Company After the Merger” on page 163 of the Proxy Statement/Prospectus/Consent Solicitation Statement is hereby supplemented adding the following to the end of the first full paragraph:

On June 24, 2025, on behalf of Mechanics, Carl B. Webb requested that Nancy D. Pellegrino serve as continuing director of the combined company and as the legacy HomeStreet director in accordance with the terms of the Merger Agreement. Ms. Pellegrino has agreed to serve as the legacy HomeStreet director.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Generally, forward-looking statements include the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “goal,” “upcoming,” “outlook,” “guidance” or “project” or the negation thereof, or similar expressions, including statements relating to the anticipated closing of the above-referenced sale. In addition, all statements in this report that address and/or include beliefs, assumptions, estimates, projections and expectations of our future performance and financial condition are forward-looking statements within the meaning of the Reform Act. Forward-looking statements involve inherent risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond management’s control. Forward-looking statements are based on the Company’s expectations at the time such statements are made and speak only as of the date made. The Company does not assume any obligation or undertake to update any forward-looking statements after the date of this report as a result of new information, future events or developments, except as required by federal securities or other applicable laws, although the Company may do so from time to time. For all forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution readers that actual results may differ materially from those expressed in or implied by the Company’s forward-looking statements. Rather, more important factors could affect the Company’s future results, including but not limited to the following: (1) our ability to successfully consummate the Merger with Mechanics, (2) the ability of HomeStreet and Mechanics to obtain required governmental approvals of the Merger, (3) the failure to satisfy the closing conditions in the Merger Agreement, or any unexpected delay in closing the Merger, (4) the ability to achieve expected cost savings, synergies and other financial benefits from the Merger within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (5) the diversion of management time from core banking functions due to Merger-related issues; (6) potential difficulty in maintaining relationships with customers, associates or business partners as a result of the announced Merger; (7) changes in the interest rate environment and in expectation of reduction in short-term interest rates; (8) changes in the U.S. and global economies, including business disruptions, reductions in employment, inflationary pressures and an increase in business failures, specifically among our customers, and global trade disputes, including the imposition of tariffs by the U.S. and countermeasures by foreign governments; (9) our ability to control operating costs and expenses; (10) our ability to attract and retain key members of our senior management team; (11) changes in deposit flows, loan demand or real estate values may adversely affect our business; (12) there may be increases in competitive pressure among financial institutions or from non-financial institutions; (13) our ability to obtain regulatory approvals or non-objection to take various capital actions, including the payment of dividends by us or HomeStreet Bank; (14) the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; (15) our credit quality and the effect of credit quality on our credit losses expense and allowance for credit losses and impact the adequacy of our allowance for credit losses; (16) changes in accounting principles, policies or guidelines may cause our financial condition to be perceived or interpreted differently; (17) legislative or regulatory changes that may adversely affect our business or financial condition, including, without limitation, changes in corporate and/or individual income tax laws and policies, changes in privacy laws, and changes in regulatory capital or other rules, and the availability of resources to address or respond to such changes; (18) general economic conditions, either nationally or locally in some or all areas in which we conduct business, or conditions in the securities markets or banking industry, may be less favorable than what we currently anticipate; (19) challenges our customers may face in meeting current underwriting standards may adversely impact all or a substantial portion of our rate-lock loan activity we recognize; (20) technological changes may be more difficult or more expensive than what we anticipate; (21) a failure in or breach of our operational or security systems or information technology infrastructure, or those of our third-party providers and vendors, including due to cyber-attacks; (22) success or consummation of new business initiatives may be more difficult or expensive than what we anticipate; (23) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; and (24) litigation, investigations or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than what we anticipate. A discussion of the factors, risks and uncertainties that could affect our financial results, business goals and operational and financial objectives cited in this release, other releases, public statements and/or filings with the SEC is also contained in the “Risk Factors” sections of the Company’s Forms 10-K and 10-Q and in our current reports on Form 8-K we file with the SEC. We strongly recommend readers review those disclosures in conjunction with the discussions herein.

All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and factors that the Company currently deems immaterial may become material, and it is impossible for the Company to predict these events or how they may affect the Company.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

IN CONNECTION WITH THE MERGER BETWEEN HOMESTREET BANK AND MECHANICS BANK, HOMESTREET FILED WITH THE SEC THE REGISTRATION STATEMENT, WHICH INCLUDED A PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE SEC DECLARED THE REGISTRATION STATEMENT EFFECTIVE ON JULY 16, 2025. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION ON JULY 16, 2025. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION TO HOMESTREET SHAREHOLDERS ON OR ABOUT JULY 16, 2025. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR MECHANICS BANK OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER.

This current report Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus/Consent Solicitation Statement or any other document that Mechanics Bank or HomeStreet (as applicable) may file with the SEC in connection with the proposed transaction. Investors and security holders may obtain free copies of these documents, including the Proxy Statement/Prospectus/Consent Solicitation Statement, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx.

This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Mechanics Bank, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the Merger. Information regarding the directors and executive officers of Mechanics Bank and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the Merger are included in the Proxy Statement/Prospectus/Consent Solicitation Statement for HomeStreet’s shareholder meeting, the prospectus filed by HomeStreet on July 16, 2025, and the Registration Statement. Information about the directors and officers of Mechanics Bank and their ownership of Mechanics Bank common stock can be found in the Proxy Statement/Prospectus/Consent Solicitation Statement and the Registration Statement. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in the Proxy Statement/Prospectus/Consent Solicitation Statement, the Registration Statement, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on April 7,

2025, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the Proxy Statement/Prospectus/Consent Solicitation Statement and the prospectus filed by HomeStreet and other relevant documents regarding the Merger filed with the SEC when they become available.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2025

HomeStreet, Inc.

By:	/s/ John M. Michel
John M. Michel
Executive Vice President and Chief Financial Officer